Exhibit 99.1
CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Listing Transfer of Twelve VelocitySharesTM ETNs to The NASDAQ Stock Market

New York, November 18, 2013 Credit Suisse AG announced today that it has applied to transfer the listing of twelve of its VelocitySharesTM exchange traded notes (ETNs) from NYSE Arca to The NASDAQ Stock Market.

Credit Suisse AG intends to transfer these listings from NYSE Arca to The NASDAQ Stock Market for greater cost efficiencies.  Subject to the approval by The NASDAQ Stock Market of the listing applications, Credit Suisse AG expects that the ETNs will begin trading on The NASDAQ Stock Market on December 2, 2013.  The ETNs are expected to continue to trade on NYSE Arca on a listed basis until the transfer is completed.  Following the transfer, each series of the transferred ETNs will retain the same CUSIP, exchange ticker symbol and indicative value ticker symbol.

None of the other Credit Suisse AG ETNs are affected by these announcements.

ETNs	Exchange/Indicative Value Ticker Symbol	CUSIP
VelocityShares™ Daily Inverse VIX Short Term ETN linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	XIV / XIVIV	22542D795
VelocityShares™ Daily Inverse VIX Medium Term ETN linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	ZIV / ZIVIV	22542D829
VelocityShares™ VIX Short Term ETN linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	VIIX / VIIXIV	22539T621
VelocityShares™ VIX Medium Term ETN linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	VIIZ / VIIZIV	22542D787
VelocityShares™ Daily 2x VIX Short Term ETN linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	TVIX / TVIXIV	22539T613
VelocityShares™ Daily 2x VIX Medium Term ETN linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	TVIZ / TVIZIV	22539T100
VelocitySharesTM 3x Long Gold ETN linked to the S&P GSCI® Gold Index ER due October 14, 2031	UGLD / UGLD.IV	22542D688
VelocitySharesTM 3x Long Silver ETN linked to the S&P GSCI® Silver Index ER due October 14, 2031	USLV / USLV.IV	22539T597
VelocitySharesTM 2x Long Platinum ETN linked to the S&P GSCI® Platinum Index ER due October 14, 2031	LPLT / LPLT.IV	22542D647
VelocitySharesTM 3x Inverse Gold ETN linked to the S&P GSCI® Gold Index ER due October 14, 2031	DGLD / DGLD.IV	22542D670
VelocitySharesTM 3x Inverse Silver ETN linked to the S&P GSCI® Silver Index ER due October 14, 2031	DSLV / DSLV.IV	22542D654
VelocitySharesTM 2x Inverse Platinum ETN linked to the S&P GSCI® Platinum Index ER due October 14, 2031	IPLT / IPLT.IV	22542D639

Press Contacts
Drew Benson, Credit Suisse, telephone +1 212-325-0932, drew.benson@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in

Media Release November 18, 2013 Page 2 / 2

the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,300 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.